

December 6, 2010

Shahram K. Rabbani
17 Catalina Drive
Kings Point, NY 11024

> **Re: Enzo Biochem, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by Shahram K. Rabbani on November 24, 2010**
> **File No. 001-09974**

Dear Mr. Rabbani:

We have the following comments on the above-referenced filing; these comments are in addition to the comments contained in our letter dated December 2, 2010.

Preliminary Proxy Statement on Schedule 14A

Background of the Proxy Solicitation, page 4

1.   It is our understanding that you commenced litigation against the company on January 8, 2010 seeking to enjoin the company's 2010 annual meeting, and that the court did not grant the requested relief. Please revise to briefly discuss this litigation.

Proposal 1: Election of Class II Directors, page 9

Certain Information Regarding the Independent Nominee, page 10

2.   It is our understanding that Mr. Geraghty was not an executive vice president or chief financial officer of Verisk Analytics, Inc. while it was a public company. If correct, please revise to clarify. See Exchange Act Rule 14a-9.

Solicitation of Proxies, page 14

3.   It appears that Mr. Rabbani has agreed to pay Mr. Geraghty's fees and expenses in connection with the solicitation. If correct, revise your disclosure in this section to clarify this agreement. See Item 401(a) of Regulation S-K, applicable through Item 7(b) of Schedule 14A.

    If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Perry Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Evan S. Jacobson
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions

cc: Via Facsimile (212) 218-5526
        Brian S. Cousin, Esq.
        Seyfarth Shaw LLP